UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF
GENERAL CANNABIS, INC., ITS WHOLEY OWED SUBSIDIARY LV LUXURIES LIMITED,
WEEDMAPS, LLC AND GENERAL HEALTH SOLUDTIONS, INC.

Pro Forma Financial Information

The following unaudited pro forma condensed combined financial statements give effect to the merger between General Cannabis, Inc. (“General Cannabis”) and WeedMaps, LLC (“WeedMaps”), and of the acquisition of substantially all of the assets of Synergistic Resources, LLC (“Synergistic Resources”) by General Cannabis.  For accounting purposes, the WeedMaps acquisition will be treated as a reverse acquisition treated as a recapitalization of General Cannabis, Inc.  The acquisition of substantially all of the assets of Synergistic Resources will be accounted for as a purchase.

WeedMaps

The unaudited pro forma condensed combined financial statements as of December 31, 2010 give effect to the merger between General Cannabis and WeedMaps. Prior to the transaction contemplated under the Agreement and Plan of Reorganization and Merger, General Cannabis was deemed to be a non-operating public shell corporation with nominal net assets and WeedMaps was a private operating company with significant operations.  Following completion of the merger, assuming the issuance of shares pursuant to certain earn-out provisions, General Cannabis’ previous shareholders owned 64,215,256 shares of common stock and WeedMaps shareholders owned 32,400,000, or approximately 34% of the outstanding shares of General Cannabis’ common stock. For accounting purposes the transaction is considered to be a reverse merger treated as a recapitalization of General Cannabis where General Cannabis is the surviving legal entity and the accounting acquiree, and WeedMaps is considered to be the accounting acquirer and the legal acquiree.  The assets and liabilities of WeedMaps are recorded at their historical cost with the equity structure of General Cannabis.  No goodwill is recorded in the transaction.  General Cannabis is deemed a continuation of the business of WeedMaps and the historical financial statements of WeedMaps will become the historical financial statements of General Cannabis. The unaudited pro forma information is presented for illustration purposes only in accordance with the assumptions set forth below and in the notes to the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheets as of December 31, 2010 combines the balance sheets of General Cannabis and WeedMaps and gives pro forma effect to:

(i)
the issuance of Secured Promissory Notes with the aggregate principal amount of $3,600,000, in the form of four $900,000 principal amount 0.35% Secured Promissory Notes, issued to the sellers of WeedMaps;

(ii)	the exchange of 100% of the membership interests of WeedMaps, LLC in exchange for the issuance of 16,400,000 shares of common stock by General Cannabis;

(iii)	up to an additional 16,000,000 shares of General Cannabis’ common stock pursuant to certain Earn-out provisions;

(iv)
the reverse merger between General Cannabis and WeedMaps, and the associated recapitalization of General Cannabis in which WeedMaps is deemed to be the acquiring entity for accounting purposes, as if the reverse merger had been completed as of December 31, 2009.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2010 combines the statement of operations of General Cannabis and WeedMaps and gives pro forma effect to these transactions as if they were completed on December 31, 2009.

The historical data of General Cannabis and WeedMaps for the year ended December 31, 2010 has been derived from their audited financial statements. The unaudited pro forma condensed combined balance sheets and statements of operations are based on assumptions and include adjustments as explained in the notes thereto.

The summary unaudited pro forma condensed combined financial statements do not necessarily reflect the results of operations of General Cannabis and WeedMaps that actually would have resulted had the Merger been consummated as of the dates referred to above. Accordingly, such data should not be viewed as fully representative of the past performance of General Cannabis or WeedMaps or indicative of future results.

These unaudited pro forma condensed combined financial statements are based upon the respective historical financial statements of General Cannabis and WeedMaps and should be read in conjunction with the historical financial statements of General Cannabis and WeedMaps and the related notes.

Synergistic Resources

The unaudited pro forma condensed combined financial statements as of December 31, 2010 give effect to the acquisition of substantially all of the assets of Synergistic Resources. The Synergistic Resources assets were placed into General Health Solutions, Inc., a wholly owned subsidiary of General Cannabis.  The acquisition will be accounted for as a purchase, with the assets acquired and liabilities assumed recorded at fair value, and the results of Synergistic Resources operations included in General Health Solutions’ financial statements from the date of acquisition, December 3, 2010.

The historical data of General Cannabis and Synergistic Resources for the year ended December 31, 2010 has been derived from their audited financial statements. The unaudited pro forma condensed combined balance sheet and statements of operations are based on assumptions and include adjustments as explained in the notes thereto.

The summary unaudited pro forma condensed combined financial statements do not necessarily reflect the results of operations of General Cannabis and General Health Solutions that actually would have resulted had the acquisition been consummated as of the dates referred to above. Accordingly, such data should not be viewed as fully representative of the past performance of General Cannabis or General Health Solutions or indicative of future results.

GENERAL CANNABIS, INC.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
December 31, 2010

	General Cannabis, Inc.	LV Luxuries, Inc.	WeedMaps, LLC	General Health Solutions, Inc.	Proforma Adjustments		Proforma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,082,760	$6,193	$225,887	$73,734	$—		$1,388,574
Accounts receivable	—	1	—	—	(1)		—
Other current assets	958,340	—	145,997	—	—		1,104,337
TOTAL CURRENT ASSETS	2,041,100	6,194	371,884	73,734	(1)		2,492,911

Property and equipment, net	—	—	2,202	44,966	—		47,168
Intangible assets:
Management contract	—	—	—	1,424,297	—		1,424,297
Domain Names	5,500	—	3,576	14,000	—		23,076
Goodwill	—	—	—	2,718,538	—		2,718,538
Other Assets	900,000	—	—	33,872	—		933,872

TOTAL ASSETS	$2,946,600	$6,194	$377,662	$4,309,407	$(1)		$7,639,862

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable	$36,887	$9,871	$—	$77,595	$—		$124,353
Accrued liabilities	972,500	3,170	62,000	—	—		1,037,670
Note payable	—	—	—	125,000	—		125,000

TOTAL CURRENT LIABILITIES	$1,009,387	$13,041	$62,000	$202,595	$—		$1,287,023

LONG TERM LIABILITIES

Other accrued liabilities	900,000	—	—	—	—		900,000
Note payable - related party	3,600,000	—	—	—			3,600,000
Earn-out provisions, WeedMaps	—	—	—	—	18,362,269	(3)(4)(5)	18,362,269

TOTAL LONG TERM LIABILITIES	4,500,000	—	—	—	18,362,269		22,862,269

TOTAL LIABILITIES	$5,509,387	$13,041	$62,000	$202,595	$18,362,269		$24,149,292

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock, $0.001 par value: 20,000,000 shares authorized; zero shares issued and outstanding at December 31, 2010;	—	—	—	—	—		—

Common stock, $0.001 par value: 200,000,000 shares authorized; 82,640,256 shares issued and outstanding at December 31, 2010;	66,240	1	—	—	16,400	(3)(4)
					(1)		82,640
Paid-in capital	7,046,495	134,661	—	100	(24,145,700)	(3)(4)
							(16,964,444)
Intercompany equity (eliminated upon consolidation)	(4,050,000)	—	(100,000)	4,150,000	—		—
Retained Earnings (Accumulated deficit)	(5,625,522)	(141,509)	415,662	(43,288)	5,625,522	(3)(4)
					141,509	(3)(4)	372,374

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(2,562,787)	(6,847)	315,662	4,106,812	(18,362,270)		(16,509,430)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$2,946,600	$6,194	$377,662	$4,309,407	$(1)		$7,639,862

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL CANNABIS, INC.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
December 31, 2010

	General Cannabis, Inc.	LV Luxuries, Inc.	WeedMaps, LLC	General Health Solutions, Inc.	Proforma Adjustments		Proforma

REVENUE
Sales	$2,092	$—	$3,355,944	$220,540	$(2,092)	(4)	$3,576,484

Total revenue	2,092	—	3,355,944	220,540	(2,092)		3,576,484

OPERATING EXPENSES
Cost of sales	—	—	365,702	—	—		365,702
Salaries and employee benefits	159,909	—	1,175,841	(36,657)	(159,909)	(4)	1,139,184
Professional fees	575,467	—	872,515	139,188	(575,467)	(4)	1,011,703
Rent	—	—	61,848	53,308	—		115,156
Taxes other than income taxes	—	—	—	—	—		—
General and administrative	84,698	—	423,455	106,903	(84,698)	(4)	530,358

Selling, general and administrative expenses	820,074	—	2,533,659	262,742	(820,074)		2,796,401

Total operating expenses	820,074	—	2,899,361	262,742	(820,074)		3,162,103

Operating income (loss)	(817,982)	—	456,583	(42,202)	817,982	(4)	414,381

Other Income (expense)
Interest income (expense)	(23,291)	—	—	(1,086)	23,291		(1,086)

Income (loss) before income taxes	(841,273)	—	456,583	(43,288)	841,273	(4)	413,295

Provision for Income Taxes	—	—	62,800	—	—		62,800

Income (loss) before discontinued operations and income taxes	(841,273)	—	393,783	(43,288)	841,273	(4)	350,495

Income (loss) from discontinued operations	—	1,352,591	—	—	(1,352,591)		—

NET INCOME (LOSS)	$(841,273)	$1,352,591	$393,783	$(43,288)	$(511,318)		$350,495

Weighted average shares outstanding	28,748,316						28,868,864

Basic and diluted per share amounts:
Continuing operations	(0.03)						0.01
Discontinued operations	-						-
Net income (loss)	(0.03)						0.01

The accompanying notes are an integral part of these consolidated financial statements.

INFORMATION TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

1.  The WeedMaps Merger and Basis of Presentation

On November 19, 2010, General Cannabis, Inc. entered into an Agreement and Plan of Reorganization and Merger with WeedMaps Media, Inc., a wholly owned subsidiary of General Cannabis (“Merger Sub”) and WeedMaps, LLC (“WeedMaps”) (the “Merger Agreement”). WeedMaps is a privately held medical-cannabis industry-focused, marketing and media company, whose business plan is to monetize industry related information and to provide advertisers and industry professionals a direct and accessible platform via the internet. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into WeedMaps and WeedMaps is the surviving corporation and a wholly owned subsidiary of General Cannabis (the “Merger”).

As consideration for the purchase, we issued an aggregate of Sixteen Million Four Hundred Thousand (16,400,000) shares of our common stock to two individuals, Justin Hartfield and Keith Hoerling.  As further consideration for the purchase, we issued four (4) Secured Promissory Notes, two (2) to each of Hartfield and Hoerling.  The total principal amount of the notes is Three Million Six Hundred Thousand Dollars ($3,600,000), one half of which is due on June 30, 2012, and the other half of which is due on January 10, 2013.  The notes pay interest at the rate of 0.35% per annum. Hartfield and Hoerling can collectively earn up to an aggregate of Sixteen Million (16,000,000) additional shares of our common stock pursuant to certain earn-out provisions in the Purchase Agreement.  All of the shares of common stock issued or to be issued to Hartfield and Hoerling are subject to the terms of a Lock-Up Agreement whereby none of the shares may be sold prior to June 30, 2011, up to twenty five percent (25%) of the shares may be sold beginning on June 30, 2011, and the remaining shares may be sold beginning on November 30, 2011.  Also, on November 19, 2010, we entered into at-will employment agreements with each of Hartfield and Hoerling, with compensation of Thirty Thousand Dollars ($30,000) per month.

Prior to the Merger, General Cannabis was deemed to be a non-operating public shell corporation with nominal net assets and WeedMaps was a private operating company with significant operations.  After the completion of the Merger, assuming the issuance of shares pursuant to certain earn-out provisions, General Cannabis’ previous shareholders owned 64,215,256 shares of common stock and WeedMaps shareholders owned 32,400,000, or approximately 34% of the outstanding shares of General Cannabis’ common stock and as such, for accounting purposes the transaction is considered to be a reverse merger treated as a recapitalization of General Cannabis where General Cannabis is the surviving legal entity and the accounting acquiree, and WeedMaps is considered to be the accounting acquirer and the legal acquiree.  The assets and liabilities of WeedMaps are recorded at their historical cost with the equity structure of General Cannabis.  No goodwill is recorded in the transaction.  General Cannabis is deemed a continuation of the business of WeedMaps and the historical financial statements of WeedMaps will become the historical financial statements of General Cannabis.

2.  Estimate of Consideration Transferred

The purchase price of WeedMaps was $54,962,269. The purchase price in the acquisitions was determined based on the value of the associated underlying shares of the Company’s common stock, which value of $2.00 per share, represented the offering price of the Company’s Common Stock used in its most recently completed equity transactions prior to the date of the acquisition in accordance with the following ASC 820-10-35-5, Principal Market or Most Advantageous Market guidance.

The purchase price represents the sum of:

(i)
the issuance of 16,400,000 shares of common stock by the Company to two individuals, Justin Hartfield (“Hartfield”) and Keith Hoerling (“Hoerling”) (“Hartfield” and “Hoerling” together as “Sellers”), which shares were issued on January 20, 2011;

(ii)
the issuance of Secured Promissory Notes with the aggregate principal amount of $3,600,000, in the form of four $900,000 principal amount 0.35% Secured Promissory Notes, two issued to each of the Sellers, half of which principal matures on June 30, 2012, and half of which principal matures on January 10, 2013; and

(iii)	up to an aggregate of 16,000,000 additional shares of the Company’s common stock pursuant to certain Earn-out Provisions (the “Contingent Consideration”) in the WeedMaps Purchase Agreement.

3.  Common Stock

The following is a summary of General Cannabis common stock outstanding after the Merger:

General Cannabis Common Stock	Shares
Shares held by existing General Cannabis common stockholders as of December 31, 2010*	66,240,256
Shares of General Cannabis common stock to be issued to WeedMaps stockholders	16,400,000
Additional shares of General Cannabis common stock to be issued to WeedMaps Sellers pursuant to Earn-out Provisions	16,000,000

Total potential shares outstanding after the Merger	98,640,256

* Includes 2,000,000 shares of General Cannabis common stock issued pursuant to Synergistic Resources asset acquisition.

The unaudited pro forma condensed combined financial statements reflect the issuance of 16,400,000 shares of General Cannabis common stock ($0.001 par value per share) to the WeedMaps Sellers in exchange for 100% of the membership interest of WeedMaps, LLC.

Additionally, the pro forma condensed combined financial statements reflect 16,000,000 shares of General Cannabis common stock to be issued to the WeedMaps Sellers pursuant to Earn-out Provisions.

4. Recapitalization, Results of Operation and Additional Paid-in Capital

The pro forma condensed combined financial statements reflect (i) elimination of the historical results of operation of General Cannabis including its wholly owned subsidiary, LV Luxuries Limited, (“LV Luxuries”) prior to the date of the Merger, and (ii) elimination of the accumulated deficit of General Cannabis including its wholly owned subsidiary, LV Luxuries Limited, as a result of the Merger and the associated reverse merger accounting and recapitalization of General Cannabis.

The following summary reflects the conversion of 100% membership interest of WeedMaps into 16,400,000 shares of General Cannabis common stock, the additional 16,000,000 shares of common stock pursuant to the Earn-out provisions and the elimination of the accumulated deficit of General Cannabis including its wholly owned subsidiary LV Luxuries:

Recapitalization Adjustment

Issuance of General Cannabis’s common stock—16,400,000 shares at $.001 par value	$16,400
Earn-out provisions liability, WeedMaps	18,362,269
Elimination of General Cannabis’ accumulated deficit	5,625,522
Elimination of LV Luxuries' accumulated deficit	141,509
Recapitalization adjustment to additional-paid-in capital	$24,145,700

5. Synergistic Resources Acquisition

On December 3, 2010, we entered into a Reorganization and Asset Acquisition Agreement (the “Synergistic Purchase Agreement”) pursuant to which we acquired substantially all the assets of Synergistic Resources, LLC, a California limited liability company (“Synergistic Resources”).  Pursuant to the terms of the Synergistic Purchase Agreement, the Synergistic Resources assets were placed into General Health Solutions, Inc., a wholly-owned subsidiary of the Company.

The acquisition of Synergistic Resources was accounted for in accordance with the authoritative literature described in ASC 805-10 Business Combinations.  Pursuant to ASC 805-10 Business Combinations only the acquisition method may be applied to account for a business combination.

The assets consisted primarily of the intellectual property and established marketing associated with the name Marijuana Medicine Evaluation Centers, including its website www.marijuanamedicine.com, and the assignment of a Management Services Agreement pursuant to which we now manage twelve (12) medicinal cannabis clinics.

Pursuant to the terms of the Management Services Agreement (the “Management Contract”) entered into by Synergistic Resources, LLC and a private medical corporation, we manage medicinal cannabis clinics.  The terms of the Management Contract provide that Synergistic Resources will provide administrative, management and development services and to supervise and manage the day-to-day operations of the medicinal cannabis clinics for a term of ten (10) years with an automatic renewal period of five (5) years for a total term of fifteen (15) years.

The purchase price was $4,050,000, which pursuant to the Synergistic Purchase Agreement consisted of the issuance of 2,000,000 shares of the Company’s common stock, and a payment in the agreement amount of $50,000 to Synergistic.

The following table summarizes the acquisition with a total purchase price of $4,050,000:

Domain Name	$14,000
Management Contract	1,424,297
Goodwill	2,718,538
Furniture, Equipment & Software	75,985
Accumulated Depreciation	(42,383)
Leasehold Improvements	11,364
Rent Deposits	33,872
Accounts Payable	(60,674)
Note Payables	(125,000)
Net Assets	$4,050,000

6.  Earn-out Provisions Liability

The Company accounts for Contingent Consideration according to FASB ASC 805 Business Combinations.  Contingent consideration typically represents the acquirer's obligation to transfer additional assets or equity interests to the former owners of the acquiree if specified future events occur or conditions are met.  FASB ASC 805 requires that contingent consideration be recognized at acquisition-date fair value as part of the consideration transferred in the transaction. FASB ASC 805 uses the fair value definition in Fair Value Measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  As defined in FASB ASC 805, contingent consideration is (i) an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met or (ii) the right of the acquirer to the return of previously transferred consideration if specified conditions are met.

Accordingly, the Company valued the Earn-out Provisions based on an analysis using a cash flow model (a "decision tree") to determine the Expected Earn-Out Payment, which model determined that the aggregate Expected Earn-out Payment was $25,450,000 and the present value of the contingent consideration liability was $18,362,269.  The Company thus recognized at the acquisition date an $18,362,269 Earn-out Provisions Liability amount associated with the Earn-out Provisions as part of the consideration transferred in the WeedMaps Purchase Agreement.

The probabilities for the three different scenarios in determining the likelihood of payouts related to the earn-out provisions (e.g., 75% probability that upside scenario will be achieved in year 1), as well as the discount rate used in our calculations were based on internal Company projections which were vetted by senior management, which probability rate for year 1 has, to date, already been exceeded, and as such, each of Mr. Hartfield and Mr. Hoerling will earn their respective earn-out provisions for year 1.

Pursuant to the WeedMaps Purchase Agreement, the Earn-out Provisions provide that for a period of three years following the acquisition of WeedMaps, LLC, each of the Sellers will be eligible to earn and be issued a certain number of shares of the Company’s common stock based upon the following formula as follows:

i.
In year one following the acquisition of WeedMaps, LLC each of the Sellers will be eligible to earn and be issued 3,000,000 shares of the Company’s common stock on January 31, 2012, if the gross revenues of Merger Sub [WeedMaps, LLC was merged with and into WeedMaps Media, Inc. (“Merger Sub”)], for the fiscal year ended December 31, 2011 are at least 20% higher than they were for the fiscal year ended December 31, 2010. If the 2011 gross revenues of Merger Sub are at least 10%, but less than 20%, higher than the 2010 gross revenues, then the number of shares to be issued shall be reduced to 1,250,000 shares to each of the Sellers. If the 2011 gross revenues of Merger Sub are less than 10% higher than the 2010 gross revenues, then no shares shall be issued hereunder.

Year 1 Scenarios	# of Shares Earn-Out	Probability	Probability-Weighted Shares

Upside Gross Revenue 20% higher than previous year	6,000,000	75%	4,500,000

Mid	2,500,000	20%	500,000
Gross Revenue higher than 10% but less than 20% of previous year

Downside
Gross Revenue 10% or lower than previous year	0	5%	0

	Expected Earn-Out Shares		5,000,000

	Price per common share		$2.00

	Discount rate		20%
	No. of Years (nper)		1.00
	Payments (pmt)		$-
	Fair value (fv)		$10,000,000

	Present value factor at 20% discount rate for 12 months		0.83333

	Year 1: Present Value of Liability		$8,333,333

ii.
In year two following the acquisition of WeedMaps, LLC each of the Sellers will be eligible to earn and be issued 3,000,000 shares of the Company’s common stock on January 31, 2013, if the gross revenues of Merger Sub for the fiscal year ended December 31, 2012 are at least 20% higher than they were for the fiscal year ended December 31, 2011. If the 2012 gross revenues of Merger Sub are at least 10%, but less than 20%, higher than the 2011 gross revenues, then the number of shares to be issued shall be reduced to 1,250,000 shares to each of the Sellers. If the 2012 gross revenues of Merger Sub are less than 10% higher than the 2011 gross revenues, then no shares shall be issued.

Year 2 Scenarios	# of Shares Earn-Out	Probability	Probability-Weighted Shares

Upside	6,000,000	70%	4,200,000
Gross Revenue 20% higher than previous year

Mid	2,500,000	20%	500,000
Gross Revenue higher than 10% but less than 20% of previous year

Downside
Gross Revenue 10% or lower than previous year	0	10%	0

	Expected Earn-Out Shares		4,700,000

	Price per common share		$2.00

	Discount rate		20%
	No. of Years (nper)		2.00
	Payments (pmt)		$-
	Fair value (fv)		$9,400,000

	Present value factor at 20% discount rate for 24 months		0.69444

	Year 2 Present value of liability		$6,527,778

iii.
In year three following the acquisition of WeedMaps, LLC each of the Sellers will be eligible to earn and be issued 2,000,000 shares of the Company’s common stock on January 31, 2014, if the gross revenues of Merger Sub for the fiscal year ended December 31, 2013 are at least 20% higher than they were for the fiscal year ended December 31, 2012. If the 2012 gross revenues of Mjerger Sub are at least 10%, but less than 20%, higher than the 2013 gross revenues, then the number of shares to be issued shall be reduced to 1,250,000 shares to each of the Sellers. If the 2013 gross revenues of Merger Sub are less than 10% higher than the 2012 gross revenues, then no shares shall be issued.

Year 3 Scenarios	# of Shares Earn-Out	Probability	Probability-Weighted Shares

Upside	4,000,000	60%	2,400,000
Gross Revenue 20% higher than previous year

Mid	2,500,000	25%	625,000
Gross Revenue higher than 10% but less than 20% of previous year

Downside
Gross Revenue 10% or lower than previous year	0	15%	0

	Expected Earn-Out Shares		3,025,000

	Price per common share		$2.00

	Discount rate		20%
	No. of Years (nper)		3.00
	Payments (pmt)		$-
	Fair value (fv)		$6,050,000

	Present value factor at 20% discount rate for 36 months		0.57870

	Year 3 Present Value of Liability		$3,501,157

7.  Basic and Diluted Income (Loss) per Share

Basic income (loss) per common share is computed by dividing net income (loss) by the weighted average common shares outstanding. Diluted income (loss) per common shares is computed by dividing net income (loss) by the weighted average common shares outstanding and common shares equivalents related to stock options when dilutive. Pro forma weighted average shares outstanding were as follows:

Year Ended December 31, 2010
General Cannabis historical weighted average shares	28,748,316
General Cannabis shares issued pursuant to WeedMaps acquisition	16,400,000
Weighted average shares outstanding—basic and diluted	28,868,864

8.  Income Taxes

No income tax benefit was included in the unaudited pro forma condensed combined statements of operations because a full valuation allowance has been established on the deferred tax asset as it is more likely than not that future tax benefits will not be realized.